GOOD HARBOR PARTNERS ACQUISITION CORP.

4100 North Fairfax Drive

Arlington, VA 22203

March 7, 2006

BY EDGAR AND FACSIMILE (202-772-9206)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Duc Dang

Re:	Good Harbor Partners Acquisition Corp.
S-1 Registration Statement, File No. 333-128351

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, the undersigned registrant hereby acknowledges that, if the Registrant does not consummate an initial transaction by the later of (i) 18 months after the consummation of its initial public offering and (ii) 24 months after the consummation of its initial public offering in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete an initial transaction is executed, but such initial transaction is not consummated, within such 18 month period (the “Termination Date”), the Registrant shall distribute the IPO proceeds held in the trust account to the holders of the Class B Common Stock in exchange for the cancellation of all of the registrant’s outstanding shares of Class B Common Stock pursuant to the Registrant’s Amended and Restated Certificate of Incorporation. The Registrant further acknowledges that the Amended and Restated Certificate of Incorporation prohibits any extension of the Termination Date.

Sincerely,

GOOD HARBOR PARTNERS ACQUISITION CORP.

By:	/s/ Thomas J. Colatosti
Name: Thomas J. Colatosti
Title: President and Treasurer